EXHIBIT 99.2
Financial Statements

Engle / Sunbelt Holdings, LLC
Years Ended December 31, 2006 and 2005
With Report of Independent Auditors

Engle / Sunbelt Holdings, LLC
Financial Statements
Years Ended December 31, 2006 and 2005

Report of Independent Certified Public Accountants
The Members
Engle / Sunbelt Holdings, LLC
We have audited the accompanying statements of financial condition of Engle / Sunbelt Holdings, LLC (the Company) as of December 31, 2006 and 2005, and the related statements of income, changes in members’ equity, and cash flows for the years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Engle / Sunbelt Holdings, LLC at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

West Palm Beach, Florida	/s/ Ernst & Young LLP
March 13, 2007

1

Engle / Sunbelt Holdings, LLC
Statements of Financial Condition

	December 31
	2006	2005

Assets
Cash and cash equivalents	$22,513,223	$15,067,665
Inventory:
Deposits	6,544,655	7,366,835
Homesites and land under development	105,967,662	72,321,555
Residences completed and under construction	134,042,208	195,879,656

	246,554,525	275,568,046
Property and equipment, net	1,206,214	2,055,073
Other assets	1,640,394	4,432,166

Total assets	$271,914,356	$297,122,950

Liabilities and members’ equity
Liabilities:
Accounts payable	$9,677,386	$8,729,848
Accrued liabilities	11,667,159	9,929,361
Customer deposits	5,060,493	13,776,350
Advances from developer, net	18,450,191	1,026,945
Bank borrowings	160,285,052	184,168,045
Note payable to developer	995,375	12,333,070

Total liabilities	206,135,656	229,963,619

Members’ equity	65,778,700	67,159,331

Total liabilities and members’ equity	$271,914,356	$297,122,950

See accompanying notes.

Engle / Sunbelt Holdings, LLC
Statements of Income

	Year Ended December 31
	2006	2005

Revenues:
Home sales	$511,125,538	$330,928,814

Cost of sales:
Home sales	385,907,448	260,342,160

Gross profit	125,218,090	70,586,654

Selling, general and administrative expenses	32,724,239	17,715,197
Depreciation expense	1,413,363	1,044,075

Income from operations	91,080,488	51,827,382

Other (income) expense:
Other income	(501,212)	(93,905)
Management fee expense	29,646,090	19,948,798

Net income	$61,935,610	$31,972,489

See accompanying notes.

Engle / Sunbelt Holdings, LLC
Statements of Changes in Members’ Equity

	TOUSA	Suntous	Total

Members’ equity at December 31, 2004	$27,773,003	$3,129,633	$30,902,636
Contributions	8,068,779	1,888,960	9,957,739
Distributions	(5,673,533)	—	(5,673,533)
Net income	27,176,616	4,795,873	31,972,489

Members’ equity at December 31, 2005	57,344,865	9,814,466	67,159,331
Contributions	—	290,881	290,881
Distributions	(53,380,491)	(10,226,631)	(63,607,122)
Net income	52,645,269	9,290,341	61,935,610

Members’ equity at December 31, 2006	$56,609,643	$9,169,057	$65,778,700

See accompanying notes.

Engle / Sunbelt Holdings, LLC
Statements of Cash Flows

	Year Ended December 31
	2006	2005

Operating activities
Net income	$61,935,610	$31,972,489
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	1,413,363	1,044,075
Loss on impairment of inventory	6,537,972	—
Changes in operating assets and liabilities:
Inventory	22,475,549	(168,427,449)
Other assets	2,791,772	2,219,447
Accounts payable	947,538	8,722,339
Accrued liabilities	1,737,798	9,437,773
Customer deposits	(8,715,857)	11,071,150

Net cash provided by (used in) operating activities	89,123,745	(103,960,176)

Investing activity
Additions to model furnishings and fixtures, net	(564,504)	(1,820,866)

Net cash used in investing activity	(564,504)	(1,820,866)

Financing activities
Net (payments to) proceeds from bank borrowings	(23,882,993)	102,335,224
Net (payments to) proceeds from note payable from developer	(11,337,695)	12,333,070
Advances from (repayments to) developer, net	17,423,246	(186,257)
Contributions	290,881	9,957,739
Distributions	(63,607,122)	(5,673,533)

Net cash (used in) provided by financing activities	(81,113,683)	118,766,243

Net increase in cash and cash equivalents	7,445,558	12,985,201
Cash and cash equivalents at beginning of year	15,067,665	2,082,464

Cash and cash equivalents at end of year	$22,513,223	$15,067,665

See accompanying notes.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements
December 31, 2006
1. Organization and Nature of Business
Engle / Sunbelt Holdings, LLC (the Company) is a limited liability company formed on December 16, 2004 by TOUSA Homes, Inc. (TOUSA) and Suntous Investors, L.L.C. (Suntous). The principal purpose of the Company is to acquire, improve, develop and sell single family and multi-family housing. The Limited Liability Company Agreement (the Agreement) sets forth the basis for determining member loans and the allocation of profit and loss and distribution of net cash flow of the Company.
The voting interest of Suntous is fifty-one percent (51%) and the voting interest of TOUSA is forty-nine percent (49%). Profit and losses the Company are allocated to the member’s capital accounts in accordance with the respective percentage ownership of the Company as stated in the Agreement. The Company will continue to exist as a legal entity until the sale of all or substantially all of the properties of the Company.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements represent the financial statements of Engle / Sunbelt Holdings, LLC.
The Company’s accounting and reporting policies conform to United States generally accepted accounting principles and general practices within the homebuilding industry. These accounting principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Due to the Company’s normal operating cycle being in excess of one year, the Company presents unclassified statements of financial condition.
Certain prior period amounts have been reclassified to conform to the current period’s presentation.
The following summarizes the more significant of these policies.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Cash and Cash Equivalents
Cash and cash equivalents include amounts in transit from title companies for home deliveries and highly liquid investments with an initial maturity of three months or less.
Inventory
Inventory is stated at the lower of cost or fair value. Inventory under development or held for development is stated at an accumulated cost unless such cost would not be recovered from the cash flows generated by future disposition. In this instance, such inventories are recorded at fair value. Inventory to be disposed of is carried at the lower of cost or fair value less cost to sell. The Company utilizes the specific identification method of charging construction costs to cost of sales as units are delivered. Common construction project costs are allocated to each individual home in the various communities based upon the total number of homes to be constructed in each community. Interest, real estate taxes and certain development costs are capitalized to land and construction costs during the development and construction period and are amortized to cost of sales as deliveries occur.
In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company evaluates an asset for impairment when events and circumstances indicate that they may be impaired. Impairment is evaluated by estimating future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized. Fair value, for purposes of calculating impairment, is measured based on estimated future cash flows, discounted at a market rate of interest. During 2006, the Company recorded an impairment loss of $6.5 million, which is included in cost of sales — home sales in the accompanying statements of income.
Model furnishings and fixtures
Model furnishings and fixtures, consisting primarily of model home furniture, are stated at cost net of accumulated depreciation. Repairs and maintenance are expensed as incurred.
Depreciation generally is provided using the straight-line method over the estimated useful life of the asset, which ranges from 36 to 60 months. At December 31, 2006 and 2005, accumulated depreciation approximated $3.9 million and $1.0 million, respectively.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Revenue Recognition
The Company’s primary source of revenue is the sale of homes to homebuyers. Revenue is recognized on home sales at closing when title passes to the buyer and all of the following conditions are met: a sale is consummated, a significant down payment is received, the earnings process is complete and the collection of any remaining receivables is reasonably assured.
Warranty Costs
The Company provides homebuyers with a limited warranty of workmanship and materials from the date of sale for up to two years. The Company generally has recourse against the subcontractors for claims relating to workmanship and materials. The Company also provides up to a ten-year homebuyer’s warranty, which covers major structural defects. Estimated warranty costs are recorded at the time of sale based on historical experience and current factors, and are included in cost of sales in the accompanying statements of income.
Advertising Costs
Advertising costs, consisting primarily of newspaper and trade publications, are expensed as incurred. Advertising expense included in selling, general and administrative expenses for the years ended December 31, 2006 and 2005 amounted to approximately $1.5 million and $0.9 million, respectively.
Fair Value of Financial Instruments
SFAS No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the estimated fair value of their financial instrument assets and liabilities. Fair value estimates are made at a specific point in time, based upon relevant market information about the financial instrument and other valuation techniques as deemed appropriate. The Company’s financial instruments consist of cash and cash equivalents, advances from developer, bank borrowings and note payable to developer. The Company believes that the carrying value of its financial instruments approximates their fair values.
Concentration of Credit Risk
The Company conducts all business in Arizona and, accordingly, the Company’s home building activities are susceptible to changes in market conditions that may occur in this location.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Recent Accounting Pronouncements
In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 (the Company’s fiscal year beginning January 1, 2008), and interim periods within those fiscal years. Management is currently reviewing the effect of this statement on the Company’s financial statements.
In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. The Standard’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The Company has not yet determined what, if any, impact SFAS 159 will have on the Company’s financial position or results of operations.
3. Inventory
A summary of homebuilding interest capitalized in inventory is as follows:

	December 31
	2006	2005

Interest capitalized, beginning of year	$12,078,631	$212,933
Interest incurred	17,502,034	27,106,849
Less interest included in cost of sales	14,791,056	15,241,151

Interest capitalized, end of year	$14,789,609	$12,078,631

The Company capitalized all interest incurred for the years ended December 31, 2006 and 2005. Cash paid for interest amounted to $17.3 million and $10.1 million for the years ended December 31, 2006 and 2005, respectively.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
3. Inventory (continued)
In the ordinary course of business, the Company enters into contracts to purchase homesites and land held for development. At December 31, 2006 and 2005, the Company had deposits included in inventory aggregating $6.5 million and $7.4 million, respectively. The Company’s liability for nonperformance under such contracts is generally limited to forfeiture of related deposits.
During December 2006, the Company recognized an impairment loss of approximately $6.5 million (see Note 2).
4. Accrued Liabilities
Accrued liabilities consist of the following:

	December 31
	2006	2005

Taxes, including Arizona privilege tax and real estate	$2,591,011	$2,846,389
Warranty costs	1,859,435	1,788,171
Completion reserves	3,408,881	3,609,027
Accrued expenses	3,807,832	1,685,774

	$11,667,159	$9,929,361

5. Bank Borrowings
In December 2004, The Company entered into a three-year $150 million senior secured revolving credit facility (the Revolving Facility) and a three-year $30 million senior mezzanine term loan (the Mezzanine Loan). During July 2005, the Revolving Facility was amended to increase the limit to $250 million.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
5. Bank Borrowings (continued)
At December 31, 2006 and 2005, bank borrowings consist of the following:

	2006	2005

Senior revolving credit facility, $250 million revolving line of credit, due 2007 (a)	$160,285,052	$160,076,636
Mezzanine Loan due 2007, interest at 12%	—	24,091,409

	$160,285,052	$184,168,045

(a)	At December 31, 2006, under the Revolving Facility, the Company had $160.3 million outstanding under LIBOR loans at a rate of LIBOR plus 2.5% (7.8% all-in).
Under the Revolving Facility, the Company is permitted to borrow the lesser of (i) $250 million or (ii) the borrowing base (calculated in accordance with the Revolving Facility agreement). The Company has a letter of credit subfacility of $25 million. The Revolving Facility and the Mezzanine Loan mature on December 16, 2007. Loans outstanding under the Revolving Facility may be base rate loans or LIBOR loans at the Company’s election. Base rate loans accrue interest at a rate per annum equal to (i) the applicable margin plus (ii) the higher of (A) the Prime Rate in effect on such day, and (B) 0.5% plus the Federal Funds Rate. LIBOR loans accrue interest at a rate per annum equal to (i) the applicable margin plus (ii) the LIBOR as determined in accordance with the Revolving Facility Loan agreement. The Revolving Facility and Mezzanine Loan require the Company to maintain specified financial ratios regarding leverage, net worth, interest coverage and unsold homes under construction. The Revolving Facility and Mezzanine Loan also place certain restrictions on, among other things, the Company’s ability to pay or make dividends or other distributions, create or permit certain liens and investments and transactions with affiliates. The Revolving Facility and Mezzanine Loan are secured by a first priority lien on all the assets of the Company. The Company does not guarantee the Revolving Facility and Mezzanine Loan.
6. Income Tax Matters
The Company chooses to be treated as a limited liability company for federal income tax purposes. As such, the accompanying financial statements include no provision for income taxes, since pursuant to the provisions of the applicable federal, state and local taxing authorities, each item of income, gain, loss, deduction or credit is reportable by the members.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
7. Related Party Transactions
Structuring Fee
In accordance with the Agreement, the Company is obligated to pay a structuring fee (the Structuring Fee) of $3.5 million, of which $1.0 million is to be paid to TOUSA and $2.5 million to Suntous, over a 24 month period upon the closing date of the contract. The Structuring Fee was in consideration of undertaking the structuring of the acquisition of property and obtaining capital. For the years ended December 31, 2006 and 2005, TOUSA and Suntous earned approximately $0.5 million and $1.2 million, and $0.5 million and $1.3 million, respectively, for structuring fees under the Agreement. The fee is included in management fee expense in the statements of income. At December 31, 2006 and 2005, there were no outstanding obligations related to this fee.
Operating Management Fee
In accordance with the Agreement, TOUSA and Suntous are responsible for undertaking and performing their respective management responsibilities of the Company. For services performed, TOUSA and Suntous receive a management fee based on a percentage of revenues generated at the time of each home delivery. For the years ended December 31, 2006 and 2005, TOUSA and Suntous earned approximately $12.9 million and $2.3 million, and $8.4 million and $1.5 million, respectively, for management services under the Agreement, which is included in management fee expense in the statements of income. At December 31, 2006 and 2005, approximately $5.3 million and $32,000, respectively, of management fees was included in Advances from Developer, net and $0.9 million and $5,000, respectively, was included in Accrued liabilities in the accompanying statements of financial condition.
Construction Management Services Fee
In accordance with the Agreement, TOUSA is responsible for overseeing the development, construction and delivery of homes. For services performed, TOUSA receives a fee based on revenues generated at the time of each home delivery. For the years ended December 31, 2006 and 2005, TOUSA earned approximately $10.2 million and $6.6 million, respectively, for developer services under the Agreement, which is included in management fee expense in the statements of income. At December 31, 2006 and 2005, the Company had $4.1 million and $25,000 of CMS fees included in Advances from Developer, net.

7. Related Party Transactions (continued)
Finance Member Fee
In accordance with the Agreement, Suntous is responsible for overseeing the relationships with the lender of the Revolving Facility and the Mezzanine Loan. For services performed, Suntous receives a fee based on revenues generated at the time of each home delivery. For the year ended December 31, 2006 and 2005, Suntous earned approximately $2.5 million and $1.7 million, respectively, for finance services under the Agreement, which is included in management fee expense in the statements of income. At December 31, 2006 and 2005, finance member fees included in Accrued liabilities amounted to $1.0 million and $6,000 respectively.
Advances from / Repayments to Developer
Advances from / Repayments to Developer, which does not bear interest, consist of amounts due to developer for management and other services rendered as well as cash advances made to the Company from the developer. In accordance with the Agreement, TOUSA is able to make advances to the Company to cover cash flow needs, which, due to timing and administrative issues, cannot be practically funded until a later date. At December 31, 2006 and 2005, included in Advances from Developer, net are accrued fees of approximately $9.4 million and $57,000, respectively, and TOUSA cash advances of approximately $9.1 million and $1.0 million, respectively.
Note Payable to Developer
In 2005, the Company entered into a Note Payable Agreement with TOUSA. The note payable accrued interest at a rate of 8% per annum and is only payable once certain conditions and covenants under the Company’s bank borrowings are met and upon the sale of identified units within this agreement. As of December 31, 2006 and 2005, the outstanding balance of this note payable to TOUSA was approximately $1.0 million and $12.3 million, respectively.

Engle / Sunbelt Holdings, LLC
Notes to Financial Statements (continued)
8. Subsequent Events
As of December 31, 2006, and through the date of issuance of its financial statements, the Company was in compliance with all of its financial covenants, as defined by the Revolving Facility, which expires on December 16, 2007. The Company is in negotiations to obtain an amendment with the borrower that includes extending the term of the Revolving Facility and changes to its financial covenants. The new terms and conditions under negotiation will allow, among other things, the lowering of the Company’s interest coverage ratio, as defined in the Revolving Facility, from its existing 3.0 to 1.0 ratio for any fiscal quarter ending prior to March 31, 2007 to at least 2.0 to 1.0 ratio for the fiscal quarter ending March 31, 2007 and thereafter for the immediately three preceding fiscal quarters taken as a whole. Management of the Company does not anticipate any issues receiving the amendment before the expiration date. However, should the Company be unsuccessful in obtaining the amendment and the Company is not in compliance with the original covenant requirements during 2007, such non-compliance could have a material adverse effect on the Company’s operations and financial position.
On January 2, 2007, the Company purchased TOUSA’s rights to acquire land under an option contract with a third party seller. The Company paid TOUSA $5.1 million in the form of a note payable with a one year term, bearing interest at 10% per annum.